August 22, 2025

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MEDI Group Limited
Registration Statement on Form F-1
Submitted on August 22, 2025
CIK No. 0002022097
Responses to the Staff’s Comments Dated July 23, 2025

Dear Sirs,

On behalf of our client, MEDI Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 23, 2025 on the Company’s amendment no. 1 to draft registration statement on Form F-1 confidentially filed on July 3, 2025. Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1/A (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated July 23, 2025 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 3, 2025

Cover Page

1.	We note your revised disclosure on page 3 of your prospectus cover page in response to our prior comment 2. Please augment your disclosure on page ALT-1 to provide similar disclosure as you provided on page 3 of your prospectus cover page concerning PRC oversight and referencing related risk factor disclosure. In this regard, the China-based issuer disclosure on the two cover pages should mirror each other and provide comparable information.

In response to the Staff’s comment, the Company has revised its disclosure on pages Alt -1 to Alt-4 of the Revised Draft Registration Statement to mirror the China-based issuer disclosure in the cover pages of the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中 15 號 置地廣場公爵大廈 44 樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Jay C. CHIU	邱 志 藩	Jay J. LEE	李 再 浩	Vincent S.K. TSO	曹 紹 基	Sook Young YEU	呂 淑 榮
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢 德 民	Christopher TUNG	董 彥 華	Eugene Y.C. YEUNG	楊 睿 知
William Z. HO	何 志 淵	Virginia M.L. TAM	譚 敏 亮

Registered Foreign Lawyer (PRC)

Amigo L. XIE                   謝     嵐

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 54

2.	Please disclose how revenue from expired treatments impacts reported net income in comparison to your other revenue sources. Also describe any known trends or uncertainties related to revenue from expired treatments that are reasonably likely to have a material favorable or unfavorable impact on net income. Refer to Item 5, A and D of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure of expired treatments on page 54 of the Revised Draft Registration Statement.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-26

3.	Please request that your auditor revise the second and third paragraphs of their report to refer to Note 20 rather than Note 19.

In response to the Staff’s comment, the Company has requested its auditors to revise the auditors reports and has revised its disclosure on page F-26 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 14 - Income Taxes, page F-48

4.	We reviewed the revisions made in response to prior comment 25. On page F-48 you disclose that you, “did not generate operating loss carry forwards available to offset future taxable income,” however, the table of deferred tax assets on page F-49 presents net operation losses accumulated. Please revise for consistency or explain why the current disclosure is accurate. In addition, on page F-49 you disclose that, “[a]s of June 30, 2024 and 2023, estimated tax credit carried forward was $61,000,000 and $73,000,000.” These carry forwards are much greater than the net operation losses accumulated as disclosed in the table of deferred tax assets. Please explain to us how you calculated the estimated tax credit carry forward and net operation losses accumulated and how these amounts are related, if applicable.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-48 and F-49 of the Revised Draft Registration Statement. There were errors in the currency used in amendment no.1 to draft registration statement on Form F-1 confidentially filed on July 3, 2025, the Company has changed the currency from US Dollars to HK Dollars on page F-49 of the Revised Draft Registration Statement.

General

5.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff’s comment, the Company respectfully requests the Staff to grant a waiver with respect to the requirements of the updated financial statements pursuant to Instruction 2 of Item 8.A.4 of Form 20-F and has included a representation letter under exhibit 99.9 of the Revised Draft Registration Statement.

6.	We note your revised Selling Shareholder disclosure on page ALT-8. Please augment our disclosure to provide the date(s) of the transaction(s) when selling shareholders purchased their shares and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates.

In response to the Staff’s comment, the Company has revised its disclosure on page ALT-8 of the Revised Draft Registration Statement. The Company further confirms that none of the selling shareholders has hold any position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates.

Please contact Virginia Tam of K&L Gates at +852.2230 3535 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam